Mail Stop 6010

September 29, 2008

Richard Marsh
Executive Vice President, General Counsel and Secretary
Myriad Genetics, Inc.
320 Wakara Way
Salt Lake City, Utah 84108

      Re: Myriad Genetics, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed September 18, 2008
              File No. 000-26642

Dear Mr. Marsh:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

              Sincerely,

              Jeffrey P. Riedler
              Assistant Director

cc: Scott A. Samuels, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
       One Financial Center
       Boston, MA 02111